UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 17, 2005

Commission File Number: 000-30858

Nettron.com, Inc. ———————————————————————————————————
(Translation of registrant’s name into English)

Alberta ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Suite 208 828 Harbourside Drive North Vancouver, BC V7P 3R9
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [x] Yes [ ] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-4972

Nettron.com, Inc has distributed the meeting materials for its April 14, 2005
Annual and Special Meeting of shareholders.  In addition to the routine matters, the Company's shareholders will be asked to approve:

· A 3-old for 1-new consolidation of Nettron's common shares;
· The change of the Company's name to Enatron Marketing Group Inc., or such other name as the directors of the Corporation in their sole discretion determine, subject to regulatory approval;
· The Company's new 2004 U.S. Stock Option Plan;
· The amendment of the Company's existing Incentive Stock Option Plan;
· The issuance of common shares to settle outstanding liabilities;
· Subject to completion of due diligence and entering into formal the acquisition of a licence to certain proprietary technology owned by an arms-length, third party for up to 20,000,000 post-consolidation common shares;
· A private placement of convertible notes for up to US $1.5 million, simultaneous with the closing of the acquisition of the licence.

The meeting materials also call for the reelection of the five (5) existing directors: Edward D. Ford, Malcolm E. Rogers Jr., Larry F. Robb, Gary E. Read
and Douglas E. Ford.

The directors are confident that the Company can complete its negotiations with the licensor and its due diligence prior to the meeting.  However, shareholders and investors are cautioned that until the transaction is closed and the associated financing completed the Company remains without a significant business undertaking.

Full particulars of the matters to be considered by the shareholders are disclosed in the Information Circular prepared by Nettron for the upcoming shareholders' meeting which is among the Exhibits to this report.  All of the
Company's publicly disclosed documents are also available to the public on the
Canadian disclosure website, www.sedar.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nettron.com, Inc.

Date: March 17, 2005	By:	Douglas E. Ford
	Name:	Douglas E. Ford
	Title:	Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	News Release 3-17-05
99.2	Notice of Meeting
99.3	Management's Information Circular
99.3.1	Management's Information Circular - Schedule A
99.3.2	Management's Information Circular - Schedule B
99.3.3	Management's Information Circular - Schedule C
99.4	Instrument of Proxy
99.5	Financial Statements Request Form